UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MARCHEX, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

56624R 10 8

(CUSIP Number)

Nicolas J. Hanauer

c/o Marchex, Inc.

520 Pike Street, Suite 2000

Seattle, Washington 98101

(206) 331-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56624R 10 8

1.	Names of Reporting Persons: Nicolas J. Hanauer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,538,750 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.
(2)	Percentage calculation based on total number of the Issuer’s outstanding shares of Class B Common Stock as of August 5, 2013, as adjusted for shares issuable to the Reporting Person within sixty days of this statement.

Item 1. Security and Issuer.

This statement relates to shares of Class B Common Stock, $0.01 par value per share, of Marchex, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2. Identity and Background.

a.	The Reporting Person filing this statement is Nicolas J. Hanauer.

b.	The business address of the Reporting Person is: c/o Second Avenue Partners, 1301 Second Avenue, Suite 2850, Seattle, WA 98101.

c.	The Reporting Person is a partner at Second Avenue Partners (located at 1301 Second Avenue, Suite 2850, Seattle, WA 98101), which is a Seattle-based venture capital firm.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Between November 13, 2007 and December 9, 2008, the Reporting Person purchased an aggregate of 2,191,500 shares of the Issuer’s Class B Common Stock (the “Unrestricted Shares”), in open market transactions for an aggregate of $23,171,412.01, using personal funds.

No funds were used in connection with the receipt by the Reporting Person of a grant by the Issuer of options to purchase 300,000 shares of Class B Common Stock (the “Option Shares”), all of which are exercisable within sixty days of this statement; the terms of such option grant are described in Item 6 below.

No funds were used in connection with the receipt by the Reporting Person of grants by the Issuer for an aggregate 61,000 shares of Class B Common Stock (the “Restricted Shares” and, together with the Unrestricted Shares and the Option Shares, the “Shares”), the terms of which grants are described in Item 6 below.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Shares (described in Item 3 above) for investment purposes. The Reporting Person joined the Issuer’s Board of Directors in October 2007. The Reporting Person currently serves as the Vice Chairman of the Board and the Chair of the Nominating and Governance Committee of the Board.

The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Except as set forth herein, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned		Percentage
Nicolas J. Hanauer	2,552,500	(1)	8.4	% (2)

(1)	The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.
(2)	Percentage calculation based on total number of the Issuer’s outstanding shares of Class B Common Stock as of August 5, 2013, as adjusted for shares issuable to the Reporting Person within sixty days of this statement.

(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, (iii) shared power to vote or direct the voting of the Shares or (iv) shared power to dispose or direct the disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting Power		Shared Power of Disposition
Nicolas J. Hanauer	0	0	2,552,500	(1)	2,538,750	(1)

(1)	The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.

(c)	As of May 10, 2010 (the date of Amendment No. 3 to this Schedule 13D), the Reporting Person held 2,400,250 shares of the Issuer’s Class B Common Stock.

Since May 10, 2010, options for the purchase of an additional 93,750 shares of Class B Common Stock vested and became exercisable; the terms of such option grant are described below in Item 6. No funds were used in connection with the receipt by the Reporting Person of such option grant.

Also, the Reporting Person received grants for an aggregate of 39,750 Restricted Shares from the Issuer as set forth below; the terms of such grants are described below in Item 6.

May 6, 2011	13,000 shares
May 8, 2012	13,000 shares
May 3, 2013	13,750 shares

No funds were used in connection with the receipt by the Reporting Person of such Restricted Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 29, 2007, in connection with the Reporting Person’s appointment to the Issuer’s Board of Directors as Vice Chairman, the Issuer granted the Reporting Person a non-qualified stock option pursuant to the Issuer’s 2003 Amended and Restated Stock Incentive Plan (the “2003 Plan”) to purchase 300,000 shares of the Issuer’s Class B Common Stock. This option has an exercise price of $11.02 per share and a four-year vesting period, pursuant to which options for 75,000 shares (25%) vested on October 29, 2008, and thereafter, one-twelfth of the remainder have vested in equal increments quarterly for full vesting on October 29, 2011. This option expires on October 29, 2017.

On May 9, 2008, the Issuer granted 5,450 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 9, 2008; this grant vested as to 100% of the shares on May 9, 2009.

On May 8, 2009, the Issuer granted 5,300 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 8, 2009; this grant vested as to 100% of the shares on May 8, 2010.

On May 7, 2010, the Issuer granted 10,500 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 7, 2010; this grant vested as to 100% of the shares on May 7, 2011.

On May 6, 2011, the Issuer granted 13,000 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 6, 2011; this grant vested as to 100% of the shares on May 6, 2012.

On May 8, 2012, the Issuer granted 13,000 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 8, 2012; this grant vested as to 100% of the shares on May 3, 2013.

On May 3, 2013, the Issuer granted 13,500 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2012 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 3, 2013. This grant has a one-year vesting period, pursuant to which 100% will vest on the earlier of the one-year anniversary of the grant date or the date of the 2014 annual meeting of stockholders assuming continued service on the Issuer’s Board of Directors for such period. The vesting of this grant would be accelerated in full upon a change in control. Prior to the vesting of this grant, the Reporting Person is restricted from directly or indirectly selling or otherwise disposing of the underlying shares. The Reporting Person has the right to vote the underlying shares and receive dividends payable with respect to such shares. The Issuer will have the right to reacquire the underlying shares from the Reporting Person in the event that the Reporting Person ceases to be a member of the Issuer’s Board of Directors during the vesting period.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Form of Director Restricted Stock Agreement (filed as Exhibit 10.33 with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2009 and incorporated herein by reference).

Exhibit 99.2	Form of Director Restricted Stock Agreement (filed as Exhibit 10.35 with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2013	/s/ Nicolas J. Hanauer
Nicolas J. Hanauer